SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.)*
BrightSphere Investment Group plc
(Name of Issuer)
Ordinary stock, par value $0.001
(Title of Class of Securities)
G67506108
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel. (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 25, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

20,000,552 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

20,000,552 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000,552 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.7%

14.	TYPE OF REPORTING PERSON

IA,

(1) See Note 1 to Item 5 below.

Item 1.	Security and Issuer.
This statement relates to the ordinary shares, par value $0.001 (the “Ordinary Shares”), of BrightSphere Investment Group plc (the “Issuer”). The Issuer’s principal executive office is located at Millennium Bridge House, 2 Lambeth Hill, London, United Kingdom EC4V 4GG.
Item 2.	Identity and Background.
(a) Paulson & Co. Inc. (the “Reporting Person” or “Paulson”)
(b) The principal business address of the Reporting Person is 1133 Avenue of the Americas, New York, New York 10036.
(c) Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separately managed accounts (collectively, such pooled investment vehicles and accounts shall be referred to as the “Funds”). John Paulson is the President and sole Director of Paulson & Co. Inc.
Information regarding the directors, executive officers and/or control persons of the Reporting Person (collectively, the “Instruction C Persons”) is set forth in Schedule A attached hereto.
(d) No Reporting Person or any Instruction C Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person or any Instruction C Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Paulson is a Delaware corporation. Each of the Instruction C Persons are citizens of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
The consideration for the purchase of the securities reported herein by the Reporting Person was derived from the available capital of the Funds managed by Paulson.
Item 4.	Purpose of Transaction.
The Reporting Person acquired the securities disclosed herein based on the Reporting Person’s belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity.
On November 16, 2018, Paulson, HNA Eagle Holdco LLC, (“HNA Eagle”) and HNA Capital (U.S.) Holding LLC (“HNA Capital”) signed a share purchase agreement pursuant to which HNA Eagle sold 4,598,566 Ordinary Shares (the “First SPA Shares”) to Paulson (the “Share Purchase Agreement I”). The purchase price for the First SPA Shares was $12.80 per Share. The sale closed on November 19, 2018. Pursuant to the Share Purchase Agreement I, HNA Eagle agreed to use its rights under that certain Shareholder Agreement, dated as of October 8, 2014, among OM Asset Management plc and Old Mutual plc (certain provisions of which were assigned to HNA Capital (U.S.) Holding LLC, the “Shareholder Agreement”) to appoint two directors to the board of directors of the Issuer (the “Board”) as described below.
Effective November 16, 2018, HNA Eagle exercised its rights under the Shareholder Agreement, as directed by Paulson pursuant to the Share Purchase Agreement I, to appoint John Paulson, the President of Paulson, and Guang Yang to the Board of Directors of the Issuer (the “Board”). Mr. Paulson expressly disclaims any beneficial ownership of securities beneficially owned by the Reporting Person.

On November 16, 2018, Paulson, HNA Eagle and HNA Capital signed a second share purchase agreement (the “Share Purchase Agreement II”), pursuant to which HNA would sell (the “Second Sale”) a number of additional shares that, when combined with the First SPA Shares, would have equaled, prior to subsequent amendment (as discussed below), 24.95% of the outstanding Ordinary Shares (such shares, the “Additional Shares”). The purchase price for the Additional Shares will be $13.95 per Additional Share. Pursuant to the terms of the Share Purchase Agreement II, the Second Sale would close after Paulson has received the requisite regulatory approvals to complete the Second Sale. Paulson has received the required regulatory approvals and the Second Sale closed on February 25, 2019.
On February 21, 2019, in connection with the impending closing of the Second Sale, Paulson and HNA Eagle amended the Share Purchase Agreement II to enable HNA Eagle to sell to the Issuer, as part of the Issuer’s share repurchase program, up to a certain number of the Additional Shares covered by the Share Purchase Agreement II. As a result, HNA Eagle sold to Citigroup Global Markets, Inc. (“Citigroup”) 4,100,000 Ordinary Shares for $13.89 per share on February 21, 2019 and 3,886,625 Ordinary Shares for $13.95 per share on February 25, 2019, which Citigroup resold in each case immediately to the Issuer (collectively, the “Share Repurchases”). As a result of the Share Repurchases and the resulting reduction in the Issuer’s outstanding Ordinary Shares, after the consummation of the Second Sale on February 25, 2019, Paulson may be deemed to beneficially own approximately 21.7% of the outstanding Ordinary Shares.
In connection with the closing of the Second Sale, HNA Capital has assigned its rights under the Shareholders Agreement and that certain Registration Rights Agreement, dated as of October 8, 2014, among OM Asset Management plc, OM Group (UK) Limited and Old Mutual plc (the “Registration Rights Agreement”) to Paulson.
Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.
The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their respective investments in the Issuer as it deems appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.
Item 5.	Interest in Securities of the Issuer.
(a) The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon 92,023,923 shares of Common Stock outstanding as of February 25, 2019, which upon information and belief from the Issuer, represents the total pro forma number of shares of Common Stock outstanding as February 25, 2019, after completion of the Share Repurchases, as further described in Item 4 above. As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 21.7% of the outstanding Common Stock.

(b) Number of shares of Common Stock as to which Paulson has:
     (i) Sole power to vote or direct the vote: 20,000,552 (see Note 1).
     (ii) Shared power to vote or direct the vote: 0
    (iii) Sole power to dispose or direct the disposition: 20,000,552 (see Note 1).
    (iv) Shared power to dispose or direct the disposition: 0
(c) Except as set forth on Schedule 1 hereto, the Reporting Person has not entered into any transactions in the Ordinary Shares during the past sixty days
(d) See Note 1.
(e) Not applicable.
Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule is owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.
For reporting purposes, the aggregate amount of Common Stock deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate of 20,000,552 shares of Common Stock held by the Reporting Person as of the date hereof.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference to the extent applicable.
Item 7.	Material to be Filed as Exhibits.
Ex. 99.1
Share Purchase Agreement, dated as of November 16, 2018, by and among HNA Eagle Holdco LLC, HNA Capital (U.S.) Holding LLC and Paulson & Co., Inc. (incorporated by reference to Exhibit E to HNA Capital (U.S.) Holding LLC’s Schedule 13D/A filed with the SEC on November 19, 2018).

Ex. 99.2
Share Purchase Agreement, dated as of November 16, 2018, by and among HNA Eagle Holdco LLC, HNA Capital (U.S.) Holding LLC and Paulson & Co., Inc. (incorporated by reference to Exhibit F to HNA Capital (U.S.) Holding LLC’s Schedule 13D/A filed with the SEC on November 19, 2018).

Ex. 99.3
Shareholder Agreement, dated as of October 8, 2014, among OM Asset Management plc and Old Mutual plc (certain provisions of which were assigned to Paulson & Co. Inc.) (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 20, 2014)

Ex. 99.4
Registration Rights Agreement, dated as of October 8, 2014, among OM Asset Management plc, OM Group (UK) Limited and Old Mutual plc (certain provisions of which were assigned to Paulson & Co. Inc.) (incorporated herein by reference to Exhibit 10.5 to Current Report on Form 8-K filed on October 20, 2014).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	March 4, 2019
PAULSON & CO. INC

By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel & Chief Compliance Officer

SCHEDULE A
INFORMATION REGARDING THE INSTRUCTION C PERSONS
The following table sets forth the name, title, principal occupation, business address and place of employment of each of the executive officers and directors of Paulson & Co. Inc.
Name	Title and Principal Occupation	Business Address and Place of Employment
John Paulson	President, Director, Portfolio Manager	1133 Avenue of the Americas New York, NY 10036
Chris Bodak	Chief Financial Officer	1133 Avenue of the Americas New York, NY 10036
Stuart Merzer	General Counsel and Chief Compliance Officer	1133 Avenue of the Americas New York, NY 10036
Andrew Hoine	Director of Research	1133 Avenue of the Americas New York, NY 10036
Linda Forish	Chief Operating Officer	1133 Avenue of the Americas New York, NY 10036

SCHEDULE 1
Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share

2/25/2019	Common Stock	14,790,038	$13.95